FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of April 2010

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐   No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated April 14, 2010 announcing that Registrant will providing a multi-million dollar broadband satellite communications network for a large gaming and lottery project in Africa.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated April 15, 2010	By: /s/ Rachel Prishkolnik
Rachel Prishkolnik
Corporate Secretary

Gilat to supply a multinational broadband satellite network for lottery in Africa

Petah Tikva, Israel, April 14, 2010 – Gilat Satellite Networks Ltd. (Nasdaq: GILT) today announced that it is providing a multi-million dollar broadband satellite communications network for a large gaming and lottery project in Africa.

The new network is being deployed to provide gaming and lottery services to an initial 2,500 sites in several countries in West Africa, including, the Ivory Coast, DRC and Senegal.  Subsequent phases will potentially increase the scope of the project to up to 10,000 sites and will include additional countries in the region.

Modern gaming terminals require secure communications for their operations. In addition, migrating to online services is usually based on web technologies. VSAT networks provide an excellent solution for lottery - being both secure and providing very high availability - even in the most difficult locations in Africa. VSAT technology enables upgrading the network centrally to support  additional online games and services as these are added.

Nir Korman, Gilat’s Regional Vice President, Africa, said, “As the pioneer in satellite-based communications networks for lottery and gaming, Gilat has extensive experience in providing reliable and efficient solutions for this sector, and has delivered some of the world's largest projects in this field.  We are pleased to have been chosen for this significant project and to continue to expand our footprint in West Africa.”

Gilat's SkyEdge and SkyEdge II multi-service platforms enable the delivery of high-quality voice, broadband data and video services for different environments including enterprises, rural networks, cellular backhaul and government network applications. Gilat's diverse portfolio of VSATs offer service providers the most suitable product for their application needs as well as the flexibility to evolve their networks. The newest addition to Gilat's SkyEdge II portfolio is NetEdge™, a dedicated solution for multi-star networks, specifically designed to meet the needs of corporate networks and cellular-backhaul applications.

Gilat’s VSAT networks provide dependable, high-speed data networking to government agencies, banks, energy companies and citizens at thousands of sites throughout Africa, including Ethiopia, Kenya, Nigeria, Namibia, Angola, Ghana, Cameroon, Senegal, Tanzania, and South Africa.

About Gilat Satellite Networks Ltd.
Gilat Satellite Networks Ltd. (Nasdaq: GILT) is a leading provider of products and professional services for satellite-based broadband communications networks worldwide. Gilat was founded in 1987 and has shipped over 750,000 Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat’s headquarters is located in Petah Tikva, Israel. The Company has 16 sales and service offices worldwide. Gilat markets a full line of high-performance VSATs under the SkyEdge™ and SkyEdge II Product Family.  Gilat's wholly-owned subsidiary, Spacenet Inc., is a leading provider of managed services in North America to the business and government segments.

For more information, please visit www.gilat.com.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

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Gilat Media Contact:
Kim Kelly, Phone: +972-3-925-2406; Email: Kimk@gilat.com